Exhibit 4.4

CaseNewHolland Inc.

DEFERRED COMPENSATION PLAN

As amended and restated effective
as of January 1, 2001

CASE NEW HOLLAND, INC.
DEFERRED COMPENSATION PLAN

TABLE OF CONTENTS

Page
ARTICLE 1

ESTABLISHMENT AND PURPOSES	-1-
1.1 Establishment and History	-1-
1.2 Purposes	-1-

ARTICLE 2

DEFINITIONS	-1-
2.1 Account	-1-
2.2 Accounting Date	-1-
2.3 CNH Companies	-1-
2.4 Cause	-1-
2.5 Change in Control	-1-
2.6 Chief Human Resources Officer	-1-
2.7 Code	-1-
2.8 Company	-1-
2.9 Compensation	-2-
2.10 Deferral Election	-2-
2.11 Disability	-2-
2.12 Employer	-2-
2.13 Employer Contributions	-2-
2.14 Employer Matching Contributions	-2-
2.15 ERISA	-2-
2.16 Hardship	-2-
2.17 Participant	-2-
2.18 Participant Deferral Credits	-2-
2.19 Plan Year	-2-
2.20 Retirement	-3-
2.21 Retirement Savings Plan	-3-
2.22 Supplemental Credits	-3-
2.23 Supplemental Discretionary Credits	-3-
2.24 Supplemental Employer Credits	-3-
2.25 Supplemental Employer Matching Credits	-3-
2.26 Supplemental Tax Deferred Credits	-3-
2.27 Supplemental Tax Deferred Election	-3-
2.28 Termination Date	-3-

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Page
ARTICLE 3

ELIGIBILITY AND PARTICIPATION	-3-
3.1 Eligibility	-3-
3.2 Duration of Participation	-3-

ARTICLE 4

PARTICIPANT DEFERRAL CREDITS	-4-
4.1 Participant Deferral Credits	-4-
4.2 Deferral Elections	-4-
4.3 Length of Deferral	-4-
4.4 Credit to Accounts	-4-

ARTICLE 5

SUPPLEMENTAL CREDITS	-4-
5.1 Supplemental Tax Deferred Credits	-4-
5.2 Supplemental Tax Deferred Elections	-5-
5.3 Supplemental Employer Credits	-5-
5.4 Supplemental Employer Matching Credits	-5-
5.5 Supplemental Discretionary Credits	-6-
5.6 Limitations on Supplemental Credits	-6-
5.7 Length of Deferral	-6-
5.8 Credit to Accounts	-6-

ARTICLE 6

ACCOUNTING AND VALUATION	-6-
6.1 Participants’ Accounts	-6-
6.2 Accounting	-6-
6.3 Valuation of Accounts	-7-

ARTICLE 7

VESTING AND FORFEITURE OF BENEFITS	-7-
7.1 Vesting	-7-
7.2 Forfeitures	-8-

ARTICLE 8

DISTRIBUTIONS	-8-
8.1 Charges Against Accounts	-8-
8.2 Payment of a Participant’s Account Upon Termination of Employment by Reason of Retirement or Disability	-8-

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Page
8.3 Payment of a Participant’s Account Upon Termination of Employment for Reasons other than Retirement, Disability or Death	-9-
8.4 Payment of a Participant’s Account Upon a Participant’s Death	-9-
8.5 Callable Right Option	-9-
8.6 Hardship	-10-

ARTICLE 9

ADMINISTRATION	-10-
9.1 Authority of the Chief Human Resource Officer	-10-
9.2 Decisions Binding	-10-
9.3 Withholding Tax	-10-
9.4 Indemnification	-11-

ARTICLE 10

RIGHTS OF PARTICIPANTS	-11-
10.1 Contractual Obligation	-11-
10.2 Unsecured Interest	-11-
10.3 Employee Status	-11-
10.4 Claims for Benefits	-11-

ARTICLE 11

AMENDMENT AND TERMINATION	-12-

ARTICLE 12

MISCELLANEOUS	-12-
12.1 Notice	-12-
12.2 Nontransferability	-12-
12.3 Severability	-12-
12.4 Offset	-13-
12.5 Benefits as Compensation for Purposes of Other Plans	-13-
12.6 Facility of Payment	-13-
12.7 Gender and Number	-13-
12.8 Costs of the Plan	-13-
12.9 Applicable Law	-13-
12.10 Successors	-13-

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ARTICLE 1

ESTABLISHMENT AND PURPOSES

     1.1 Establishment and History. The CaseNewHolland Inc. Deferred Compensation Plan (the “Plan”) has been established effective as of January 1, 2001 by CaseNewHolland Inc. (the “Company”). The Plan also constitutes an amendment, restatement and continuation of the Case Corporation Deferred Compensation Plan as in effect immediately prior to January 1, 2001.

     1.2 Purposes. The primary purposes of the Plan are to provide certain key employees of the Employers (as defined below) the opportunity to voluntarily defer a portion of their compensation, subject to the terms of the Plan, and to protect against reductions in tax deferred contributions and Employer matching contributions, fixed contributions and profit sharing contributions under the Retirement Savings Plan (as defined below), which may otherwise be limited by operation of certain United States tax laws. By adopting the Plan, the Employers desire to enhance their ability to attract and retain employees of outstanding competence. The Plan is intended to constitute an unfunded plan which is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees as described in Parts 2, 3 and 4 of Title I of ERISA.

ARTICLE 2

DEFINITIONS

     2.1 Account. An individual bookkeeping account established for each Participant pursuant to section 6.1.

     2.2 Accounting Date. The last day of each calendar quarter.

     2.3 CNH Companies. The Company and any corporation, trade or business during any period that it is, along with the Company, a member of a controlled group of corporations or a controlled group of trades or businesses (as described in sections 414(b) and (c), respectively, of the Code).

     2.4 Cause. The admission by or the conviction of the Participant of an act of fraud, embezzlement, theft, or other criminal act constituting a felony under U.S. laws involving moral turpitude, as determined by the Chief Human Resource Officer in his sole discretion.

     2.5 Change in Control. A change in control of the Company, as determined by the Board of Directors of the Company.

     2.6 Chief Human Resources Officer. The officer of CNH Global N.V. having primary management responsibility for the human resource function.

     2.7 Code. The Internal Revenue Code of 1986, as amended from time to time.

     2.8 Company. CaseNewHolland Inc., a Delaware corporation.

     2.9 Compensation. Base salary payable with respect to services rendered within the United States and such other elements of compensation as may be designated from time to time by the Chief Human Resources Officer as Compensation for purposes of this Plan.

     2.10 Deferral Election. An election made in accordance with section 4.2 pursuant to which an eligible employee elects to have his Compensation reduced and to have a like amount credited to his Account as Deferral Credits pursuant to section 4.1.

     2.11 Disability. “Disability” shall have the meaning ascribed to the term “Disabled” in the CaseNewHolland Inc. Retirement Savings Plan.

     2.12 Employer. The Company and any CNH Company which elects to participate in the Plan.

     2.13 Employer Contributions. Fixed Contributions and Profit Sharing Contributions within the meaning of the Retirement Savings Plan and other employer contributions under the Retirement Savings Plan which are not based in whole or in part on participant contributions.

     2.14 Employer Matching Contributions. Employer Matching Contributions within the meaning of the Retirement Savings Plan and any other employer contributions under the Retirement Savings Plan which are allocated among participants on the basis of participant contributions.

     2.15 ERISA. The Employee Retirement Income Security Act of 1974, as amended from time to time.

     2.16 Hardship. A severe financial hardship resulting from extraordinary and unforeseeable circumstances arising as a result of one or more recent events beyond the control of the Participant. In any event, a Hardship shall not be considered to exist if the Hardship is or may be relieved: (a) through reimbursement or compensation by insurance or otherwise; (b) by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or (c) by cessation of deferrals under the Plan and such cessation is permissible under the terms of the Plan. Examples of what are not considered to be severe financial hardships include the need to send a Participant’s child to college or the desire to purchase a home. The existence of a Hardship, the manner in which, if at all, such Hardship may result in the cessation of a Participant’s future deferral opportunities under the Plan and/or the manner in which, if at all, payment of deferred amounts to the Participant shall be altered or modified, shall be determined in the sole discretion of the Chief Human Resource Officer and the Chief Human Resource Officer’s decision on such matters shall be final, conclusive and binding on all persons.

     2.17 Participant. An individual who meets the requirements of Article 3.

     2.18 Participant Deferral Credits. Credits made to a Participant’s Accounts pursuant to a Participant’s Deferral Election, as described in section 4.1.

     2.19 Plan Year. The calendar year.

     2.20 Retirement. A Participant’s termination of employment for reasons other than Cause with the CNH Companies on or after the attainment of age 62.

     2.21 Retirement Savings Plan. The Case Corporation Retirement Savings Plan, as in effect from time to time and, to the extent provided by the Chief Human Resource Officer, any other savings plan which is maintained by a CNH Company and is qualified under section 401(a) of the Code.

     2.22 Supplemental Credits. Supplemental Tax Deferred Credits, Supplemental Employer Credits, Supplemental Employer Matching Credits and Supplemental Discretionary Credits.

     2.23 Supplemental Discretionary Credits. Credits made to a Participant’s Account pursuant to section 5.5.

     2.24 Supplemental Employer Credits. Credits made to a Participant’s Account pursuant to section 5.3.

     2.25 Supplemental Employer Matching Credits. Credits made to a Participant’s Account pursuant to section 5.4.

     2.26 Supplemental Tax Deferred Credits. Credits made to a Participant’s Account pursuant to a Participant’s Supplemental Tax Deferred Election, as described in section 5.1.

     2.27 Supplemental Tax Deferred Election. An election made in accordance with section 5.2 pursuant to which an eligible employee elects to have his Compensation reduced and to have a like amount credited to his Account as Supplemental Tax Deferred Credits pursuant to section 5.1.

     2.28 Termination Date. The date on which a Participant’s employment with the CNH Companies terminates for any reason.

ARTICLE 3

ELIGIBILITY AND PARTICIPATION

     3.1 Eligibility. Persons eligible to participate in the Plan for any Plan Year are employees of an Employer who are members of a select group of highly compensated or management employees and whose participation in the Plan has been approved by the Chief Human Resource Officer. An eligible employee shall be an active Participant in the Plan for any Plan Year if credits are made on his behalf under the Plan for that Plan Year or if he files a Deferral Election or Supplemental Tax Deferred Election.

     3.2 Duration of Participation. In the event a Participant no longer meets the requirements for participation in the Plan (whether during a Plan Year or at the end of a Plan Year), such Participant shall immediately become an inactive Participant, retaining all the rights described under the Plan, except the right to receive any further Participant Deferral Credits or Supplemental Credits until such time that the Participant again becomes an active Participant. An individual’s participation in the Plan shall cease as of the date the Employers satisfy the liabilities to such Participant under the Plan. In addition, if the Company or the Chief Human Resource Officer determines that participation by one or more Participants shall cause the Plan as applied to any Employer to be subject to Part 2, 3 or 4 of Title I of ERISA, or otherwise have adverse effects on the Plan or on an Employer, the entire interest of such Participant or Participants under the Plan shall be immediately paid to such Participant by the applicable Employers or shall otherwise be segregated from the Plan in the discretion of the Company or Chief Human Resource Officer, and such Participant or Participants shall cease to have any interest under the Plan.

ARTICLE 4

PARTICIPANT DEFERRAL CREDITS

     4.1 Participant Deferral Credits. For each Plan Year, Participant Deferral Credits shall be allocated to the Account of each Participant in the amount of the Participant’s Compensation which is deferred pursuant to a Deferral Election filed for that Plan Year. Any amount attributable to a Stock Deferral Election made by a Participant under the Case Corporation Deferred Compensation Plan as previously in effect shall be deemed to be a Deferral Credit for all purposes of the Plan, including section 4.3 below. The Chief Human Resource Officer shall determine those items of Compensation that may be subject to a Deferral Election for any Plan Year.

     4.2 Deferral Elections. A Participant may elect to defer the receipt of Compensation for any Plan Year pursuant to a Deferral Election filed in accordance with rules established from time to time by the Chief Human Resource Officer. Except as otherwise approved by the Chief Human Resource Officer in his sole discretion, once effective, a Participant’s Deferral Election shall be irrevocable for the Plan Year to which it relates.

     4.3 Length of Deferral. Subject to the provisions of Article 8, the deferral period for each Participant with respect to such Participant’s Participant Deferral Credits for any Plan Year shall end upon a Participant’s Termination Date.

     4.4 Credit to Accounts. A Participant’s Participant Deferral Credits pursuant to this Article 4 shall be credited to the Participant’s Account in accordance with Article 6.

ARTICLE 5

SUPPLEMENTAL CREDITS

     5.1 Supplemental Tax Deferred Credits. For each Plan Year, Supplemental Tax Deferred Credits shall be credited under the Plan on behalf of each Participant who has filed a Supplemental Tax Deferred Election for that Plan Year and whose tax deferred contributions under the Retirement Savings Plan are limited by Code sections 401(a)(17), 401(k), 402(g) or 415 or any other applicable provisions of the Code. The amount of the Supplemental Tax Deferred Credits to be credited on behalf of a Participant for any Plan Year shall be an amount equal to the amount that the Participant’s compensation is reduced pursuant to his Supplemental Tax Deferred Election, which amount shall be equal to the amount of tax deferred contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan for periods after his tax deferred contributions under the Retirement Savings Plan are limited as described above had the Participant been able to continue to make tax deferred contributions to the Retirement Savings Plan based on the Participant’s salary deferral election under the Retirement Savings Plan as in effect on the first day of the Plan Year to which his Supplemental Tax Deferred Election relates, determined without regard to the limitations of Code sections 401(a)(17), 401(k), 402(g), 415 or any other applicable sections of the Code.

     5.2 Supplemental Tax Deferred Elections. A Participant may elect to defer the receipt of Compensation for any Plan Year pursuant to a Supplemental Tax Deferred Elections filed in accordance with rules established from time to time by the Chief Human Resource Officer. Except as otherwise approved by the Chief Human Resource Officer in his sole discretion, once effective, a Participant’s Supplemental Tax Deferred Election shall be irrevocable for the Plan Year to which it relates.

     5.3 Supplemental Employer Credits. For each Plan Year, Supplemental Employer Credits shall be credited under the Plan on behalf of each Participant in an amount, if any, equal to the difference between (a) minus (b) determined by the Chief Human Resource Officer in his sole discretion, where:

(a)	is the amount of Employer Contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan:

(i)	had executive bonuses been included in the definition of compensation under the Retirement Savings Plan for purposes of determining Employer Contributions; and

(ii)	had the Employer Contributions for such Plan Year credited to the Participant’s accounts under the Retirement Savings Plan not been limited by Code sections 401(a)(17) or 415 or any other applicable sections of the Code; and

(b)	is the amount of Employer Contributions for such Plan Year that are actually credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year.

     5.4 Supplemental Employer Matching Credits. For each Plan Year, Supplemental Employer Matching Credits shall be credited under the Plan on behalf of each Participant in an amount, if any, equal to the difference between (a) minus (b), determined by the Chief Human Resource Officer in his sole discretion, where:

(a)	is the amount of Employer Matching Contributions which would have been credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year:

(i)	had the Participant made tax deferred contributions to the Retirement Savings Plan for such Plan Year based on the Participant’s salary deferral election under the Retirement Savings Plan as in effect as of the first day of the Plan Year, without regard to the limitations imposed by Code sections 401(a)(17), 401(k), 402(g), 415 or any other applicable sections of the Code; and

(ii)	had the Employer Matching Contributions for such Plan Year credited to the Participant’s accounts under the Retirement Savings Plan not been limited by Code sections 401(a)(17), 401(m) or 415 or any other applicable sections of the Code; and

(b)	is the amount of Employer Matching Credits for such Plan Year that are actually credited to the Participant’s accounts under the Retirement Savings Plan for such Plan Year.

     5.5 Supplemental Discretionary Credits. For each Plan Year, each Employer shall have the ability to provide for Supplemental Discretionary Credits under the Plan on behalf of one or more Participant(s) employed by it during such year, without regard to whether such Participant participated in the Retirement Savings Plan for such Plan Year; provided, however, that an Employer is not required to provide for a Supplemental Discretionary Contribution for any Plan Year. The amount of any such Supplemental Discretionary Contribution shall be at the sole discretion of the Employer and may vary for each Participant.

     5.6 Limitations on Supplemental Credits. Notwithstanding any other provision of the Plan, no amounts shall be credited under Sections 5.1 and 5.4 for any Participant for any Plan Year (other than amounts attributable to the application of the limitations of Code section 415 to Credits under the Retirement Savings Plan) unless and until the Participant has made the maximum salary reduction contributions permitted under section 402(g) of the Code for such Plan Year or the maximum salary reduction contributions permitted under the terms of the Plan for such Plan Year.

     5.7 Length of Deferral. Subject to the provisions of Article 8, the deferral period for each Participant with respect to such Participant’s Supplemental Credits for any Plan Year shall end upon a Participant’s Termination Date.

     5.8 Credit to Accounts. The Supplemental Credits made on behalf of a Participant for any Plan Year pursuant to this Article 6 shall be credited to the Participant’s Account in accordance with Article 6.

ARTICLE 6

ACCOUNTING AND VALUATION

     6.1 Participants’ Accounts. The Chief Human Resource Officer shall establish and maintain for each Participant a bookkeeping Account for (a) Participant Deferral Credits (and earnings thereon), and (b) Supplemental Credits (and earnings thereon).

     6.2 Accounting. As of each Accounting Date, a Participant’s Account shall be adjusted as follows:

(a)	first, the Participant’s Account will be credited with Participant Deferral Credits and Supplemental Credits made by or on behalf of the Participant since the last preceding Accounting Date;

(b)	next, the Participant’s Account will be charged with distributions and payments made to or on behalf of the Participant since the last preceding Accounting Date which are to be charged to the Cash Subaccount; and

(c)	finally, the Participant’s Account will be credited with earnings at a rate equal to 130% of Moody’s Average Corporate Bond Index as of such Accounting Date; provided, however, that if the Participant’s Termination Date occurs other than on account of Retirement, Disability or death, then earnings for periods on and after January 1, 1998 shall be credited based on an interest rate shall be equal to 100% of Moody’s Average Corporate Bond Index as of the each Accounting Date as of which such earnings are to be credited for such period.

     6.3 Valuation of Accounts. The value of a Participant’s Account as of any date shall be equal to the balance determined as of the Accounting Date coincident with or next preceding such date, after all adjustments then required under the Plan have been made, plus any Participant Deferral Credits and Supplemental Credits to be credited to the Account since such date, less any amounts withdrawn or distributed from the Participant’s Account since such date.

ARTICLE 7

VESTING AND FORFEITURE OF BENEFITS

     7.1 Vesting. Subject to the provisions of subsection 7.2 below, a Participant shall become vested in the balance in his Accounts in accordance with the following:

(a)	Participant Deferrals. Each Participant shall be fully vested in the portion of his Account balance attributable to Participant Deferral Credits and earnings thereon.

(b)	Supplemental Credits. Each Participant shall be fully vested in the portion of his Account balance attributable to Supplemental Tax Deferred Credits and earnings thereon. Each Participant shall vest in the portion of his Account balance attributable to Supplemental Employer Credits, Supplemental Employer Matching Credits and Supplemental Discretionary Credits, and earnings thereon, in the same manner as under the CaseNewHolland Inc. Retirement Savings Plan, including that a Participant shall become fully vested upon the Participant’s death, Disability or continued employment with the CNH Companies after attaining age 65.

(c)	Change in Control. In the event of a Change in Control, a Participant shall become fully vested in the Participant’s Supplemental Employer Credits and Supplemental Discretionary Credits, and earnings thereon.

If a Participant terminates employment with the CNH Companies prior to the date on which he is fully vested in his Account balances hereunder, the unvested portion of his Account balances will be forfeited and, if he returns to employment with the CNH Companies, such Account balances shall not be reinstated.

     7.2 Forfeitures.

(a)	Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, in the event that a Participant’s Termination Date occurs on account of Cause, the Participant shall forfeit all rights and entitlement to payments from the Plan of Supplemental Employer Credits, Supplemental Employer Matching Credits, and Supplemental Discretionary Credits, and earnings thereon, which have been credited to his Account and such forfeited amounts shall be subtracted from the Participant’s Account balance.

(b)	Other Terminations. In the event that a Participant’s Termination Date occurs for any reason other than death, Disability or Cause before a Participant becomes fully vested, the unvested portion of the Participant’s Account shall be forfeited and such forfeited amounts shall be subtracted from the Participant’s Account balance, unless the Chief Human Resource Officer, in his sole discretion, should decide otherwise.

ARTICLE 8

DISTRIBUTIONS

     8.1 Charges Against Accounts. A Participant is entitled to a distribution of only the vested portion of his Account. Any payments made to the Participant or to the Participant’s beneficiary shall be charged against each Participant’s Account in accordance with section 6.2.

     8.2 Payment of a Participant’s Account Upon Termination of Employment by Reason of Retirement or Disability. If a Participant’s Termination Date occurs on account of Retirement or Disability, payment of the Participant’s vested Account balance shall be made in one of the following forms of benefit selected by the Participant:

(a)	in a single lump sum payment;

(b)	in a series of annual installments for a period not less than two years and not more than twenty years; or

(c)	in such other form as may be approved by the Chief Human Resource Officer in his sole discretion.

Except as otherwise specifically provided in the Plan, if a Participant does not elect the form of payment at least 12 months prior to his Termination Date, his Account balance will be paid in a single lump sum cash payment or such other form selected by the Chief Human Resource Officer in his sole discretion; provided, however, that, a Participant may make an election as to the form of payment less than 12 months prior to his Termination Date, in which case payment of his Account balance will not begin prior to the Accounting Date which is at least 12 months after the effective date of his election. Commencement of benefit payments shall begin within 90 days after a Participant’s Termination Date (or such later date determined in accordance with this section 8.2). Notwithstanding any other provision of the Plan, in no event shall a Participant be entitled to elect an installment distribution if the amount of each installment would be less than $1,000. If a Participant elects an installment form of payment, each installment shall consist of a cash payment equal to the balance in the Participant’s Account, determined as of the Accounting Date coincident with or next preceding the date as of which such installment is to be paid, divided by the number of installments remaining to be paid, including the installment then being calculated.

     8.3 Payment of a Participant’s Account Upon Termination of Employment for Reasons other than Retirement, Disability or Death. If a Participant’s Termination Date occurs on account of any reason other than Retirement, Disability or death, payment of the Participant’s vested balance Account shall be made in a single cash lump sum payment, or in such other form approved by the Chief Human Resource Officer, within 90 days after a Participant’s Termination Date (or such later date determined in accordance with section 8.2).

     8.4 Payment of a Participant’s Account Upon a Participant’s Death. In the event of a Participant’s death, whether before or after the Participant’s Termination Date, the vested balance of a Participant’s Account, or the remaining vested portion of the Account which was not paid out before the Participant’s death, shall be paid to the Participant’s beneficiary in a single lump sum payment. Each Participant shall designate a beneficiary or beneficiaries who, upon the Participant’s death, will receive the amounts that otherwise would have been paid to the Participant under the Plan. All designations shall be signed by the Participant, and shall be filed prior to the Participant’s death in such form and in such manner as prescribed by the Chief Human Resource Officer. Each designation shall be effective as of the date so filed. Participants may change their beneficiary designations on such form as prescribed by the Chief Human Resource Officer. The payment of the Participant’s Account balance shall be in accordance with the last unrevoked written designation of beneficiary that has been signed by the Participant and properly filed prior to the Participant’s death. In the event that all the beneficiaries named by a Participant predecease the Participant or a Participant does not designate a beneficiary, or for any reason such designation is ineffective, in whole or in part, the amounts that otherwise would have been paid to the Participant or the Participant’s beneficiaries under the Plan shall be paid to the Participant’s estate.

     8.5 Callable Right Option. As of any Accounting Date, after all adjustments then required under the Plan pursuant to section 6.2 have been made, a Participant may elect to receive a distribution of the vested balance in his Account in a single cash lump sum payment; provided, however, that if a Participant elects to receive a distribution pursuant to this section 8.5:

(a)	the Participant shall receive a distribution of 90 percent (95 percent if the Participant’s Termination Date has then already occurred on account of Retirement) of his Account balance; and

(b)	the Participant shall have no further rights to the remaining 10 percent (5 percent in the case of a retired Participant) of his Account balance; and

(c)	the remaining 10 percent (5 percent in the case of a retired Participant) shall be forfeited and shall be subtracted from the Participant’s Account balance.

If a Participant elects a distribution pursuant to this section 8.5, the Participant shall not be permitted to make Deferral Elections or Supplemental Tax Deferred Elections under the Plan with respect to Compensation payable during the one-year period after the request for the lump sum is made.

     8.6 Hardship. The Chief Human Resource Officer shall have the authority to alter the timing or manner of payment of the portion of a Participant’s Account Balance attributable to the Participant’s Participant Deferral Credits in the event that the Participant establishes, to the satisfaction of the Chief Human Resource Officer, that he has incurred a Hardship. In such event, the Chief Human Resource Officer may, in his sole discretion:

(a)	provide that all, or a portion, of the amount previously deferred by the Participant shall immediately be paid in a lump sum cash payment or such other installment payment schedule as deemed appropriate by the Chief Human Resource Officer under the circumstances; or

(b)	provide that all, or a portion, of the installments payable over a period of time shall immediately be paid in a lump sum cash payment.

Withdrawals of amounts because of a Hardship may only be permitted to the extent reasonably necessary to satisfy the Hardship. Distributions may not be made pursuant to this section 8.6 from the portion of a Participant’s Account attributable to Supplemental Credits, and the earnings thereon, or dividend equivalent units credited thereto.

ARTICLE 9

ADMINISTRATION

     9.1 Authority of the Chief Human Resource Officer. The Plan shall be administered by the Chief Human Resource Officer. However, the Chief Human Resource Officer may delegate any and all of his authority granted under the Plan to any officer or officers of the Company or of any employer. Subject to the provisions herein, the Chief Human Resource Officer shall have full power to conclusively construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan’s administration; to amend (subject to the provisions of Article 11 herein) the terms and conditions of the Plan and any agreement entered into under the Plan; and to make other determinations which may be necessary or advisable for the administration of the Plan.

     9.2 Decisions Binding. All interpretations, determinations and decisions made by the Chief Human Resource Officer pursuant to the provisions of the Plan, and all related orders or resolutions of the Board and the Chief Human Resource Officer shall be final, conclusive, and binding on all persons, including any Employer, its stockholders, employees, Participants, and their estates and beneficiaries.

     9.3 Withholding Tax. All amounts payable under the Plan shall be subject to withholding of applicable U.S. Federal, state, and local taxes.

     9.4 Indemnification. The Employers shall indemnify each employee of the Employers who is responsible for administering the Plan against any and all claims, losses, damages, expenses, including counsel fees, incurred by such employee and any liability, including any amounts paid in settlement with the Company’s approval, arising from the employee’s action or failure to act, except when the same is judicially determined to be attributable to the gross negligence or willful misconduct of the employee.

ARTICLE 10

RIGHTS OF PARTICIPANTS

     10.1 Contractual Obligation. The Plan shall create a contractual obligation on the part of the Employers to make payments from the Participants’ Accounts when due. Payment of any amounts due under the Plan shall be made out of the general funds of the Employers.

     10.2 Unsecured Interest. The Plan constitutes only an unfunded, unsecured promise of the Employers to make payments in the future in accordance with the terms of the Plan. All benefits payable under the Plan with respect to any Participant shall be paid in cash from the general assets of the applicable Employer or Employers of that Participant. Such amounts shall be reflected on the accounting records of the Employers but shall not be construed to create or require the creation of a trust, custodial or escrow account, nor create a trust or fiduciary relationship of any kind between the Employers and a Participant or any other person. No Participant or party claiming an interest under the Plan shall have any interest whatsoever in any specific asset of the Employers. To the extent that any party acquires a right to receive payments under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Employers. Notwithstanding the foregoing, the Employers may establish one or more trusts, with such trustee as the Chief Human Resource Officer may approve, for the purpose of providing for the payment of benefits under the Plan. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of any such Employer’s general creditors. To the extent benefits under the Plan are actually paid from any such trust, the Employers shall have no further obligation with respect to such benefits, but to the extent not so paid, such benefits shall remain the obligation of, and shall be paid by, the Employers.

     10.3 Employee Status. Nothing in the Plan shall interfere with nor limit in any way the right of an Employer to terminate any Participant’s employment at any time, nor confer upon any Participant any right to continue in the employ of the Employers or the CNH Companies. The Plan will not give any person any right or claim to any benefits under the Plan unless such right or claim has specifically accrued under the terms of the Plan.

     10.4 Claims for Benefits. All claims for benefits shall be in writing and signed by the Participant. Any Participant whose written request to the Chief Human Resource Officer for benefits has been denied in whole or in part shall be furnished written notice of the denial of his claim by the Chief Human Resource Officer within sixty (60) days (one hundred twenty (120) days if such additional time is determined by the Chief Human Resource Officer to be necessary) of receipt by the Chief Human Resource Officer of the claim. Within sixty (60) days after the receipt of a notice that a claim was denied, the claimant may appeal in writing the denial of this claim to the Chief Human Resource Officer stating the reasons for the appeal and submitting any issues or comments for the Chief Human Resource Officer’s review. Within sixty (60) days (one hundred twenty (120) if such additional time is determined by the Chief Human Resource Officer to be necessary) of receipt of an appeal, the Chief Human Resource Officer shall mail to the claimant a written notice of its decision setting forth in a manner calculated to be understood by the applicant the specific reasons for its decision and specific references to the pertinent Plan provisions on which the Chief Human Resource Officer’s decision was based.

ARTICLE 11

AMENDMENT AND TERMINATION

     The Company hereby reserves the right to amend, modify, or terminate the Plan as applied to any Employer at any time by action of the Chief Human Resource Officer. Except as described below in this Article 11, no such amendment or termination shall in any material manner adversely affect any Participant’s rights to deferred amounts, credited to the Participant’s Account under the Plan before the date of such amendment or termination, without the consent of the Participant. Any Employer may terminate its participation in the Plan in whole or in part at any time, provided that it has made adequate provision for any amount payable by it under the terms of the Plan as in effect on the date it terminates its participation in the Plan. Upon termination of the Plan as to any Employer, the Chief Human Resource Officer may, in his sole discretion, provide that amounts attributable to the portion of the Plan terminated with respect to such that Employer shall be distributed in accordance with the provisions of section 8.3.

ARTICLE 12

MISCELLANEOUS

     12.1 Notice. Any notice or filing required or permitted to be given to the Company, an Employer or the Chief Human Resource Officer under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail to the Chief Human Resource Officer at the principal executive offices of the Company. Notice mailed to a Participant shall be at such address as is given in the records of the Company. Notices shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

     12.2 Nontransferability. Participants’ rights to deferred amounts, Credits, shares of Common Stock and earnings under the Plan may not be sold, transferred, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. In no event shall an Employer make any payment under the Plan to any assignee or creditor of a Participant, including an alternate payee under a domestic relations order.

     12.3 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

     12.4 Offset. In the event any payments hereunder exceed the amounts to which the recipient of such payments is entitled, the Employers may withhold or reduce subsequent payments, or may take such other action as it deems necessary or appropriate, to correct such overpayment.

     12.5 Benefits as Compensation for Purposes of Other Plans. Any payments under the Plan shall not be deemed salary or other compensation to the employee for the purposes of computing benefits to which the employee may be entitled under any employee benefit plan, or other similar arrangement of the Employers for the benefit of its employees.

     12.6 Facility of Payment If a Participant’s duly qualified guardian or legal representative makes claim for any amount owing to the Participant, the Chief Human Resource Officer shall pay the amount to which the Participant is entitled to such guardian or legal representative. In the event a distribution is to be made to a minor, the Chief Human Resource Officer may direct that such distribution be paid to the legal guardian, or if none, to a parent of such minor or an adult with whom the beneficiary maintains his residence, or to the custodian for such beneficiary under the Uniform Gifts to Minors Act if permitted by the laws of the state in which the beneficiary resides. Any payment made pursuant to this section 12.6 in good faith shall be a payment for the account of the Participant and shall be a complete discharge from any liability of the Employers.

     12.7 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular, and the singular shall include the plural.

     12.8 Costs of the Plan. All costs of implementing and administering the Plan shall be borne by the Employers.

     12.9 Applicable Law. The Plan shall be governed by and construed in accordance with the laws of the state of Wisconsin.

     12.10 Successors. All obligations of an Employer under the Plan shall be binding on any successor to such Employer, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Employer.